SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 1)*

Athersys, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0474L106

(CUSIP Number)

HEALIOS K.K.

World Trade Center Bldg. 15F

2-4-1 Hamamatsucho

Minato-ku, Tokyo 105-6115, Japan

Attn: General Manager of Financing

and Accounting Division

Randy S. Laxer, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Jeffrey Bell, Esq. Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 (212) 468-8000

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

June 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: HEALIOS K.K.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 16,000,000
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 11.3%(1)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 16,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 11.3%
(14)	Type of reporting person: HC, CO

(1)	Based on 137,958,545 shares of Common Stock (as defined below) outstanding as of May 1, 2018, as reported on the Issuer’s most recent filing on Form 10-Q and the 4,000,000 shares deemed exercisable by Healios upon exercise of its Warrant, as further described in Item 4 below.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (this “First Amendment”) is filed to amend the initial Statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 (the “Statement”). Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background.

Schedule A to the Statement is hereby deleted and replaced in its entirety with Schedule A hereto.

Item 4. Purpose of Transaction.

The first three paragraphs of Item 4 of the Statement are hereby deleted and replaced in their entirety with the following:

On March 13, 2018, Healios and Athersys entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which Athersys agreed to issue and sell to Healios 12,000,000 shares of Common Stock (the “Shares”) and a warrant (the “Warrant”) to purchase up to an additional 20,000,000 shares of Common Stock on certain terms and conditions, as described below. The Purchase Agreement was entered into concurrently with a binding letter of intent (the “LOI”) to expand Healios’s license to develop MultiStem Products, which expansion could involve the entry by Healios and Athersys into a collaboration expansion agreement, as further described in Athersys’s Current Report on Form 8-K filed on March 16, 2018 (which is incorporated herein by reference).

The issuance of the Shares and the Warrant (the “Issuance”) was completed on March 14, 2018, and was subject only to Healios’s payment to Athersys of the aggregate purchase price for the Shares and the Warrant, which was $21,100,000.00, or approximately $1.76 per share. In connection with the Issuance, Athersys and Healios entered into an Investor Rights Agreement (the “Investor Rights Agreement”), further described below, governing certain rights of Healios and Athersys with respect to Healios’s ownership of Common Stock, including the Shares and any shares of Common Stock issuable upon exercise of the Warrant.

Following the Issuance, Healios and Athersys continued to negotiate the terms of the planned expansion, and on June 6, 2018, Healios and ABT Holding Company (“ATHX”), a wholly-owned subsidiary of Athersys, entered into a Collaboration Expansion Agreement (the “Collaboration Agreement”). Concurrently with the Collaboration Agreement, Healios and Athersys entered into an amendment to the Warrant (the “First Warrant Amendment”), which among other things changed the times at which portions of the Warrant would become exercisable.

The summaries of certain provisions of the Purchase Agreement, Warrant, First Warrant Amendment, Investor Rights Agreement and Collaboration Agreement contained herein are not intended to be complete and are qualified in their entirety by reference, in the case of the Purchase Agreement, Warrant and Investor Rights Agreement, to Athersys’s Current Report on Form 8-K, filed on March 16, 2018, and, in the case of the First Warrant Amendment and Collaboration Agreement to, Athersys’s Current Report on Form 8-K, filed on June 8, 2018, and by reference to the full text of such agreements, filed in the case of the Purchase Agreement, Warrant and Investor Rights Agreement with Athersys’s Quarterly Report on Form 10-Q, filed on May 10, 2018 , and to be filed in the case of the First Warrant Amendment and the Collaboration Agreement with Athersys’s next 10-Q, each of which are incorporated herein by reference.

The section “Warrant” under Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

The Warrant is comprised of three separate tranches, one of which may be deemed exercisable and the other two of which may become exercisable at certain points in the future, as follows:

•	For up to 4,000,000 shares of Common Stock, initially exercisable during the period starting on the later of (i) the date on which the Collaboration Agreement was entered into and (ii) the date on which a $10,000,000 payment from Healios to Athersys, previously held in escrow as contemplated by the LOI and by a separately executed escrow agreement, was released to Athersys, through September 1, 2020. Under the First Warrant Amendment, Healios’s satisfaction of its first payment obligation under the Collaboration Agreement also became a condition to the exercisability of this tranche. The exercise price for such shares is the greater of $1.76 and 110% of the average closing price per share of Common Stock for the 10 trading days immediately preceding (but not including) the date the Warrant is exercised (the “Reference Price”).

As noted above, Healios and ATHX entered into the Collaboration Agreement on June 6, 2018, and the $10,000,000 payment that had been previously escrowed was released to Athersys on June 1, 2018. Healios’s first payment obligation under the Collaboration Agreement, while not immediately due upon execution of the Collaboration Agreement, could have been satisfied at such time, at Healios’s discretion. Accordingly, this first tranche of the warrant may be deemed exercisable as of June 6, 2018.

•	For up to 6,000,000 shares of Common Stock, initially from and following the date on which Healios makes its initial payment under the Collaboration Agreement, and pursuant to the First Warrant Amendment additionally conditioned on Healios and Athersys entering into either (i) a license for Healios to use Athersys’s or its affiliates’ intellectual property rights relating to MultiStem products in China or (ii) an option agreement for such license, in either case by September 1, 2018 (the “China License Condition”). Upon vesting, this tranche of the warrant may be exercised as follows:

Term	Acquirable Shares	Exercise Price
Jun. 1, 2018 – Dec. 31, 2018	Up to 1,500,00 shares of Common Stock	$2.50 per share
Sept. 1, 2018 – Mar. 31, 2019	Up to 1,500,00 shares of Common Stock	$2.75 per share
Jan. 1, 2019 – Jun. 30, 2019	Up to 1,500,00 shares of Common Stock	$3.00 per share
Apr. 1, 2019 – Sept. 30, 2019	Up to 1,500,00 shares of Common Stock	$3.25 per share

As noted above, Healios and Athersys have now entered into the Collaboration Agreement and Healios has made its initial payment thereunder. However, the China License Condition has yet to be satisfied, and requires the mutual agreement of both Healios and Athersys on license or option terms, as applicable, for satisfaction. Accordingly, no part of this tranche is currently exercisable, nor may any part become exercisable at Healios’s sole discretion within 60 days following the date hereof.

•	For up to 10,000,000 shares of Common Stock, initially from and following the date on which Healios makes its initial payment under the Collaboration Agreement, and pursuant to the First Warrant Amendment additionally conditioned on the China License Condition. Upon vesting, this tranche of the warrant may be exercised as follows:

Term	Exercise Price
Jun. 1, 2018 – Aug. 31, 2018	Greater of $2.50 per share and the Reference Price
Sept. 1, 2018 – Nov. 30, 2018	Greater of $2.75 per share and the Reference Price
Dec. 1, 2018 – Feb. 28, 2019	Greater of $3.00 per share and the Reference Price
Mar. 1, 2019 – May 31, 2019	Greater of $3.25 per share and the Reference Price
Jun. 1, 2019 – Aug. 31, 2019	Greater of $3.50 per share and the Reference Price
Sept. 1, 2019 – Nov. 30, 2019	Greater of $3.75 per share and the Reference Price
Dec. 1, 2019 – Feb. 29, 2020	Greater of $4.00 per share and the Reference Price
Mar. 1, 2020 – Sept. 1, 2020	Greater of $4.25 per share and the Reference Price

As noted above, although Healios has made its initial payment under the Collaboration Agreement, the China License Condition has yet to be satisfied, and remains subject to agreement by Healios and Athersys on the license or option terms, as applicable. Accordingly, no part of this tranche is currently exercisable, nor may any part become exercisable at Healios’s sole discretion within 60 days following the date hereof.

Additionally, Healios may not conduct any Warrant exercises that would cause Healios and its affiliates to beneficially own over 19.9% of the Common Stock. The Warrant itself will expire on September 1, 2020, but may be extended under limited circumstances.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated in their entirety to read as follows:

(a)-(b) As of June 7, 2018:

•	Healios may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act), sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, up to 16,000,000 shares of Common Stock, representing approximately 11.3% of such class. The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

•	Mr. Gregory A. Bonfiglio may be deemed to have (i) beneficial ownership (within the meaning of Rule 13-d3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, up to 908,906 shares of Common Stock, representing approximately 0.7% of such class, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock.

(c) Except as set forth above or incorporated herein, Healios has not effected any transaction in Common Stock during the past 60 days.

Mr. Bonfiglio has not effected any transactions involving shares of Common Stock during the past 60 days

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

HEALIOS K.K.

By	/s/ Hardy TS Kagimoto
Name: Hardy TS Kagimoto
Title: President & CEO

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF HEALIOS K.K.

Set forth below is a list of each executive officer and director of HEALIOS K.K., setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise specified, the principal employer of each such individual is HEALIOS K.K., and the business address of each such individual is 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6115, Japan. To the knowledge of the undersigned, during the last five years, no person listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in such person being or having been subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that has found violations with respect to such laws.

Name and Business Address	Present Principal Occupation, principal business of employer (if not HEALIOS K.K.)

Hardy TS Kagimoto, a citizen of Japan	Representative Director, President & CEO of HEALIOS K.K.

Yoshinari Matsuda, a citizen of Japan	Director of HEALIOS K.K.

Michael Alfant, a citizen of the USA(2) Daiwa Azabudai Building 2-3-3 Azabudai Minato-ku, Tokyo 106-0041, Japan	CEO of Fusion Systems Group, an IT solutions and business consultancy advisor

Jun Narimatsu, a citizen of Japan(2) 4-7-12 Shirokanedai Minato-ku, Tokyo 108-0071, Japan	Representative Director and President of Muuseo, Inc., which operates certain social media platforms for the curation and sharing of images and data

Ken Ishikawa, a citizen of Japan	Director and executive officer in charge of administrative field of HEALIOS K.K.

Seigo Kashii, a citizen of Japan(2)	External director of HEALIOS K.K.

Gregory A. Bonfiglio, a citizen of the USA(2) 8 Redberry Ridge Portola Valley, CA 94028, USA	Founder and Managing Partner of Proteus, LLC, an investment advisory firm

Richard P. Kincaid, a citizen of the USA(2) Roppongi Hills Mori Tower, 6-10-1 Roppongi Minato-ku, Tokyo 106-6137, Japan	President and COO of Nezu Asia Capital Limited, an investment advisory firm

David W. Smith, a citizen of the USA(2) 8830 Biggs Ford Road Walkersville, MD 21793, USA	Vice President Business Development, Emerging Technologies, of Lonza Group, a supplier of products and services to the pharmaceutical, biotech, and specialty ingredient markets

Masanori Sawada, a citizen of Japan	Executive Officer, Chief Medical Officer of HEALIOS K.K.

Al Reaves, a citizen of the USA	Executive Officer in charge of overseas development at HEALIOS K.K.

Kouichi Tamura, a citizen of Japan	Executive officer in charge of research and manufacturing at HEALIOS K.K..

Michihisa Nishiyama, a citizen of Japan	Executive officer in charge of domestic development at HEALIOS K.K.

(2) External Director

A-1